WILLKIE FARR & GALLAGHER LLP

03032231

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

VIA HAND DELIVERY

September 23, 2003

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SEP 23 2003

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the press releases, each dated September 17, 2003, of the Company announcing (i) the launch of a £240 million offering of convertible bonds, and (ii) the pricing of a £240 million offering of convertible bonds.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact me at (212) 728-8000.

Very truly yours,

Hayley N. Lattman /s.k.s.

Hayley N. Lattman

Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.
The New York Stock Exchange, Inc.

9/25

1264047.2

For Immediate Release
17 September 2003

NOT FOR RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Liberty International PLC Prices £240 Million Offering of Convertible Bonds

Liberty International PLC announces that it has priced today a £240 million offering of Convertible Bonds due 2010. The coupon has been set at 3.95% per annum payable semi-annually in arrear on March 31 and September 30 in each year. The conversion price has been established at £8.00 per Liberty International PLC ordinary share. Unless previously converted or repaid, the Bonds will be redeemed at the redemption price of 100% of their principal amount on 30 September 2010. Investors will have the right on due notice to require repayment by Liberty International PLC at par on 30 September 2007.

Payment and settlement of the Bonds will take place on or around 16 October 2003.

Press enquiries:

Liberty International PLC:		
David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210
Public Relations:		
UK: Michael Sandler	Hudson Sandler	+44 (0)20 7796 4133
SA: Matthew Gregorowski	College Hill Associates	+44 (0)20 7457 2020
Morgan Stanley & Co. International Limited:		
Jonathan Lane	Managing Director	+44 (0)20 7425 4303
John Hyman	Managing Director	+44 (0)20 7677 3366
UBS Limited		
Tim Guest, Executive Director	Investment Banking	+44 (0)20 7568 2549
James Eves, Managing Director	Equity Capital Markets Group	+44 (0)20 7568 3426

Stabilisation/FSA

This press release is issued by Liberty International PLC. Morgan Stanley & Co. International Limited and UBS Limited are acting for Liberty International PLC and no-one else in relation to the offer of the Bonds and will not be responsible to any person other than Liberty International for providing the protections afforded to their respective clients or for providing advice in relation to the proposed offer or in relation to the contents of this announcement or any other transaction, arrangement or matter referred to herein.

The Bonds and the ordinary shares to be issued upon conversion of the Bonds have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and the Bonds are subject to U.S. tax law requirements. Accordingly, the Bonds and the ordinary

shares to be issued upon conversion of the Bonds may not be offered or sold within the United States or to U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption. There will be no public offer for the Bonds or the ordinary shares to be issued on conversion of the Bonds in the United States.

This release does not constitute an offer of securities for sale in the United States, Canada, Australia or Japan. Neither this announcement nor any copy of it may be taken or transmitted into Canada, Australia or Japan or to persons resident in such jurisdictions. Neither this announcement nor any copy of it may be taken or transmitted into the United States, its territories or possessions, or distributed, directly or indirectly, in the United States, its territories or possessions or to any US person (as defined in Regulation S under the Securities Act). Any failure to comply with this restriction may constitute a violation of United States securities laws.

South African residents should be aware that South African Exchange Control Regulations apply or may apply to a participation in the offer of the Bonds. They should, accordingly, through an authorised dealer, obtain any necessary approval or establish that an existing control approval or exemption applies to such investment.

PRESS RELEASE

LIBERTY INTERNATIONAL

17 September 2003

NOT FOR RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

LIBERTY INTERNATIONAL PLC LAUNCHES CONVERTIBLE BOND

Liberty International PLC ("Liberty International") announces today the launch of an offering of around £240 million of Convertible Bonds (the "Convertible Bonds") convertible into fully paid ordinary shares of Liberty International. The Convertible Bonds, which will have a stated maturity date of 30 September 2010, are expected to carry a coupon of between 3.65% and 3.95% per annum, and the conversion price is expected to be set between 800p and 825p per share. The Convertible Bonds will be issued at par and, if not converted, redeemed at par on maturity. Investors have the right to repayment by Liberty International at par on 30 September 2008. In addition, Liberty International has the right to redeem all outstanding Convertible Bonds on or after 14 October 2008 if the ordinary shares of Liberty International trade for a specified period of time at 120% or more of the conversion price. The Convertible Bonds are expected to price today and closing is expected on or about 16 October 2003.

The Convertible Bonds will be convertible into fully paid ordinary shares of Liberty International at any time after 26 November 2003. Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange's market for listed securities.

The net cash proceeds will be used to fund Liberty International's capital expenditure programme and for its general corporate purposes.

Donald Gordon, Chairman, said:

"Our committed development programme, including the major extension of MetroCentre, Gateshead, and Chapelfield, Norwich, has some £400 million of expenditure to completion. Moreover, the pipeline of potential regional shopping centre developments over the next five years, including Cardiff, Oxford and the major extension and enhancement of Eldon Square, Newcastle, could amount to around a further £600 million.

The group has significant financial strength to support this development programme, with high quality assets, robust income streams, shareholders' funds of £2.7 billion and a debt to assets ratio of around 40 per cent at 30 June 2003.

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BT

TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

The group's continued expansion in recent years has largely been financed by long term non-recourse bank facilities linked to our major regional shopping centres. However, as Liberty International has, for nearly a year, been a constituent of the FTSE 100 Index, our profile has been enhanced with the consequential beneficial impact of expanding the range of financing options available to the Liberty International group. We are now taking this opportunity to access the convertible bond market on attractive terms and thereby augment the group's aggregate cash resources and committed undrawn facilities to a level appropriate for the group's capital expenditure plans."

Press Enquiries

Liberty International PLC		
David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210
Public Relations:		
UK: Michael Sandler	Hudson Sandler	+44 (0)20 7796 4133
SA: Matthew Gregorowski (UK)	College Hill Associates	+44 (0)20 7457 2020
Nicholas Williams (SA)	College Hill Associates	+27 (0)11 447 3030
Morgan Stanley & Co International Limited:		
Jonathan Lane	Managing Director	+44 (0)20 7425 4303
John Hyman	Managing Director	+44 (0)20 7677 3366
UBS Limited:		
Tim Guest, Executive Director	Investment Banking	+44 (0)20 7568 2549
James Eves, Managing Director	Equity Capital Markets Group	+44 (0)20 7568 3426

Stabilisation/FSA

This document does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy, any Bonds to any person in any jurisdiction.

This press release is issued by Liberty International. Morgan Stanley & Co. International Limited and UBS Limited are acting for Liberty International and no-one else in relation to the offer of the Bonds and will not be responsible to any person other than Liberty International for providing the protections afforded to their respective clients or for providing advice in relation to the proposed offer or in relation to the contents of this announcement or any other transaction, arrangement or matter referred to herein.

The Bonds and the ordinary shares to be issued upon conversion of the Bonds have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and the Bonds are subject to U.S. tax law requirements. Accordingly, the Bonds and the ordinary shares to be issued upon conversion of the Bonds may not be offered, sold or distributed within the United States or to U.S. persons (as defined in Regulation S under the

Securities Act) except pursuant to an exemption. There will be no public offer for the Bonds or the ordinary shares to be issued on conversion of the Bonds in the United States.

This release does not constitute an offer of securities for sale in the United States, Canada, Australia or Japan. Neither this announcement nor any copy of it may be taken or transmitted into Canada, Australia or Japan or to persons resident in such jurisdictions. Neither this announcement nor any copy of it may be taken or transmitted into the United States, its territories or possessions, or distributed, directly or indirectly, in the United States, its territories or possessions or to any US person (as defined in Regulation S under the Securities Act). Any failure to comply with this restriction may constitute a violation of United States securities laws.

South African residents should be aware that South African Exchange Control Regulations apply or may apply to a participation in the offer of the Bonds. They should, accordingly, through an authorised dealer, obtain any necessary approval or establish that an existing control approval or exemption applies to such investment.